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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G



                  Under the Securities Exchange Act of 1934
                            (Amendment No._____)*


                            Business Objects S.A.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         American Depository Shares
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 1232 8X 107
                       ------------------------------
                               (CUSIP Number)

                              December 31, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 4 pages

  CUSIP No. 1232 8X 107

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Bernard Liautaud

      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.
      Not Applicable

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION           France
 4.

--------------------------------------------------------------------------------
     NUMBER OF       5.   SOLE VOTING POWER        409,205 shares held directly
      SHARES       -------------------------------------------------------------
   BENEFICIALLY 6. SHARED VOTING POWER 270,200 shares held by spouse OWNED BY EACH -------------------------------------------------------------
    REPORTING        7.   SOLE DISPOSITIVE POWER   409,205 shares hold directly
      PERSON       -------------------------------------------------------------
       WITH          8.   SHARED DISPOSITIVE POWER 270,200 shares held by spouse
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                        679,405
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                               3.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN
12

------------------------------------------------------------------------------

                               Page 2 of 4 pages

CUSIP No. 1232 8X 107

Item 1

     (a) Name of Issuer        Business Objects S.A.

     (b) Address of Issuer's Principal Executive Offices    1 Square Chaptal,
                                                            92300 Levallois -
                                                            Perret, France

Item 2

     (a) Name of Person Filing   Bernard Liautaud

     (b) Address of Principal Business Office or, if none, Residence
                              c/o Business Objects Americas,
                              2870 Zanker Road, San Jose, CA 95134

     (c) Citizenship     France

     (d) Title of Class of Securities   Ordinary Shares

     (e) CUSIP Number    Not Applicable

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                         Not Applicable

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 679,405

     (b)  Percent of class: 3.5%


     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote. 409,205 shares held directly

          (ii) Shared power to vote or to direct the vote. 270,200 shares held by spouse

          (iii) Sole power to dispose or to direct the disposition of. 409,205 shares held directly

          (iv) Shared power to dispose or to direct the disposition of. 270,200 shares held by spouse

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

               Bernard Liautaud (the reporting person) has ceased to be a beneficial owner of more than five percent of the class of securities of the issuer identified in Item 1.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.  Identification and Classification of Members of the Group.

               Not Applicable

Item 9.  Notice of Dissolution of a Group

               Not Applicable

                               Page 3 of 4 pages

CUSIP No. 1232 8X 107

Item 10. Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 11, 2000
                                     -------------------------------------------
                                                         Date

                                        /s/ Bernard Liautaud
                                     -------------------------------------------
                                                       Signature

                                     Bernard Liautaud/Chairman of the Board,
                                     -------------------------------------------
                                     Director of Business Objects S.A and CEO
                                     -------------------------------------------
                                                       Name/Title

                               Page 4 of 4 pages